UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                       ALLEGHENY TECHNOLOGIES INCORPORATED
       -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    01741R102
                       -----------------------------------
                                 (CUSIP Number)

         Jon D. Walton, Esq., Senior Vice President, General Counsel and
                 Secretary, Allegheny Technologies Incorporated
          1000 Six PPG Place, Pittsburgh, PA 15222-5479 (412) 394-2836
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 01741R102


1.  NAME OF REPORTING PERSON     Richard P. Simmons
                             ------------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                             (b) [  ]
3.  SEC USE ONLY




4.  SOURCE OF FUNDS     N/A
                        ---

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------

       NUMBER OF        7.  SOLE VOTING POWER              8,257,600
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                    0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER         4,216,904
       REPORTING
      PERSON WITH      10.  SHARED DISPOSITIVE POWER               0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                           8,257,600
                                                          ----------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                             [X]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        9.7%
                                                                ---
14.   TYPE OF REPORTING PERSON     IN
                                   --



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CUSIP NO. 01741R102



1.  NAME OF REPORTING PERSON          Dorothy P. Simmons
                                  ---------------------------------
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [  ]
                                                           (b) [  ]
3.  SEC USE ONLY




4.  SOURCE OF FUNDS    N/A
                       ---


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                             ------


       NUMBER OF        7.  SOLE VOTING POWER                       0
        SHARES
      BENEFICIALLY      8.  SHARED VOTING POWER                     0
       OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER          4,040,696
       REPORTING
      PERSON WITH      10.  SHARED DISPOSITIVE POWER                0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            4,040,696
                                                           ----------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                              [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         4.7%
                                                                 ---

14.   TYPE OF REPORTING PERSON     IN
                                   --




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CUSIP NO. 01741R102




Items 2, 4 and 5(a)-(b) of the statement on Schedule 13D dated August 21, 1996, as amended, filed by Richard P. Simmons ("Mr. Simmons") and Dorothy P. Simmons ("Mrs. Simmons")(together, the "Reporting Persons"), is hereby further amended in its entirety to read as follows.

Item 2.   Identify and Background.

     This Statement is being filed by Richard P. Simmons and Dorothy P. Simmons, whose address is c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479. Mr. Simmons is a director of ATI.

     During the five years immediately prior to the date of this Statement, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of such persons been a party to any civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

     Both of the Reporting Persons are citizens of the United States of America.


Item 4.   Purpose of Transaction.

     Each of the Reporting Persons holds the securities reported in Item 5(a) for personal estate planning and investment purposes. Each of the Reporting Persons, as an ATI stockholder, will periodically review and evaluate the market for ATI Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to each of the Reporting Persons, and each of the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, one or both of the Reporting Persons may determine to increase or decrease his, her or their investment in ATI Common Stock through purchases or sales in the open market, gifts or otherwise.

     In the performance of his duties as a director of ATI, Mr. Simmons may have under consideration from time to time various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs
(a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals, however, would be subject to consideration and approval by the Board of Directors of ATI.


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CUSIP NO. 01741R102


Item 5.   Interest in Securities of the Issuer.

     (a)-(b) At the date of this Amendment No. 3, 8,257,600 shares of ATI Common Stock in the aggregate are beneficially owned by Mr. Simmons and Mrs. Simmons, representing approximately 9.7% of the total number of the issued and outstanding shares of ATI Common Stock (based on information contained in the Form 10-K Annual Report of ATI for the year ended December 31, 1999). Of such 8,257,600 shares, Mr. Simmons has sole voting power with respect to all of such shares (approximately 9.7% of the outstanding shares) and sole dispositive power with respect to 4,216,904 shares (approximately 5.0% of the outstanding shares), including 43,176 shares which he has the right to acquire upon the exercise of options as described below, and Mrs. Simmons has sole voting power with respect to no shares and sole dispositive power with respect to 4,040,696 shares (approximately 4.7% of the outstanding shares).

     Included in the shares of ATI Common Stock over which Mr. Simmons has sole voting and dispositive power are 16,399 shares (the "RSP Shares") that had been credited to Mr. Simmon's account in the Allegheny Ludlum Retirement Savings plan (the "Plan") as of December 31, 1999. Mr. Simmons has sole voting and investment power with respect to the RSP Shares, subject to certain limitations on his investment power under the terms of the Plan.

     Also included are 43,176 shares that are issuable upon exercise of stock options granted to Mr. Simmons pursuant to ATI incentive plans. The options are exercisable within 60 days after the date of this Amendment No. 3.

     At the date of this Amendment No. 3, the R.P. Simmons Family Foundation (the "Foundation") holds 118,950 shares of ATI Common Stock, representing less than one percent of the issued and outstanding shares of ATI Common Stock. The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code") and which are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of


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CUSIP NO. 01741R102



Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.









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CUSIP NO. 01741R102




                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: April 4, 2000                       /s/Richard P.Simmons
                                          ------------------------------
                                          Richard P. Simmons
                                          Individually and as Attorney-
                                          in-Fact for Dorothy P. Simmons
                                          pursuant to Exhibit E
                                          (previously filed;
                                          incorporated by reference)









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CUSIP NO. 01741R102


                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description

A     *     Agreement and Plan of  Merger  and Combination  dated as of April 1,
            1996,   as  amended   and   restated,   among   Allegheny   Teledyne
            Incorporated,  Allegheny Ludlum Corporation, ALS Merger Corporation,
            Teledyne, Inc., and TDY Merger, Inc.

B     *     Irrevocable  Proxy  and  Voting  Agreement  of Joint  Holders  dated
            July 8, 1988,  by  and  between  Richard P. Simmons  and  Dorothy P.
            Simmons

C     *     Irrevocable Proxy  and Voting Agreement dated March 12, 1997, by and between Richard P. Simmons and Dorothy P. Simmons

D     *     Joint Filing Agreement and Power of Attorney  dated  March 12, 1997, by and between Richard P. Simmons and Dorothy P. Simmons


----------------------
*     Previously filed.


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